BUSINESS CONSULTING AGREEMENT

THIS BUSINESS CONSULTING AGREEMENT (hereinafter referred to as the "Agreement") dated this 25th day of November, 2005, to be effective as of the 25th day of November, 2005 (hereinafter referred to as the "Effective Date"), by and between Medical International Technology, Inc. (hereinafter referred to as the "Company"), a Colorado corporation with its executive offices located at 2281, Guenette Montreal (Saint-Laurent) QC Canada H4R 2E9, and Group InterCapital, Inc., (hereinafter referred to as the "Consultant"), with an address located at 300 St. Sacrement Suite 414, Montreal, Quebec H2Y 1X6.

WITNESSETH:

WHEREAS:

1.   The Consultant provides advisory services relating to business management, marketing and the raising of capital; and

2.   The Company desires to retain the Consultant and the Consultant desires to be retained by the Company upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual promises and agreements hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   Responsibilities. The Company hereby retains the Consultant to act as a Business Management Consultant to the Company and the Consultant hereby accepts and agrees to such retention. The Consultant, in his capacity as the Business Management Consultant shall lead the Company in its restructuring plans, assist with management and with directing the financial programs and activities of the Company including but not limited to assistance with the preparation, implementation and monitoring of business and marketing plans, assist with the development of strategies for finding new markets, finding new personnel as required by the restructuring and assist the Company with raising the capital required to complete its business plan. In addition, the Consultant shall have and perform such other duties as are customarily performed by one holding such position in other businesses or enterprises that are the same as or similar to that engaged in by the Company, and shall have and perform such unrelated duties and services as may be assigned to him from time to time by the Board of Directors of the Company. The Consultant agrees to abide by the Company policies and procedures established from time to time by the Company. The Consultant shall accept from the Company, as full compensation for his services, including, without limitation, any services rendered by him as an officer or director of the Company or of any parent, subsidiary or affiliate of the Company, the compensation in the form of cash as provided in subsection a of Section 4 below and incentive compensation in the form of services shares of the Company's common stock, $0.0001 par value per share (hereinafter referred to as the "Common Stock"), as provided in subsection b of Section 4 below.

2.   Best Efforts of Consultant. The Consultant agrees that he will at all times faithfully, industriously and to the best of his ability, experience and talents perform to the reasonable satisfaction of the Company all of the duties that may be required of and from him pursuant to the express and implicit terms of this Agreement. Such duties shall be rendered at such place or places and during such hours as the Company shall in good faith require or as the interest, needs, business or opportunity of the Company shall require.

3.   **Term**. The term of this Agreement shall be a period of two years commencing the 25th day of November, 2005, and terminating 25th day of November, 2007 subject, however, to prior termination as hereinafter provided.

4.   **Compensation of Consultant**. The Company shall pay or furnish the Consultant, and the Consultant shall accept from the Company, as full compensation for the Consultant's services, the compensation in the form of cash and compensation in the form of service shares of the Common Stock of the Company as provided in subsections a and b, respectively, below.

       a.   The Company shall pay the Consultant cash based on the rate of $240,000 per annum, payable in installments of $20,000 once per month in advance on the first day of each month during the term of this Agreement and retroactive to October 1, 2005. This fee payment will be subordinated to the needs of the Company.

       b.   As additional consideration for services performed under the terms and conditions of this Agreement the Company shall issue and deliver to the Consultant a total of 1,000,000 service shares allocated and vested as described hereunder.

       i. 250,000 shares upon the Company receiving a cumulative financing total of $1,000,000.
       ii. 250,000 shares upon the Company receiving a cumulative financing total of $2,500,000.
       iii. 500,000 shares upon the Company receiving a cumulative financing total of $5,000,000.

       The shares of Common Stock to be so granted shall be "restricted securities" as defined in Rule 144 of the General Rules and Regulations under the Securities Act of 1933, as amended and may not be sold unless registered pursuant to the Act or in accordance with the terms of Rule 144. These shares shall carry Registration Rights, which the Consultant may enforce form time to time.

5.   **Expenses**. The Consultant shall be authorized to incur reasonable expenses in the performance of his responsibilities pursuant to this Agreement, including expenses for business entertainment, business travel and similar items and other expenses as approved by the Company, subject to limits or restrictions established from time to time by the Company. The Company shall reimburse the Consultant for all such authorized expenses within a reasonable time after presentation by the Consultant from time to time of an itemized account of such expenditures.

6.   **Termination**.

a.   This Agreement may be terminated by the Consultant upon thirty (30) days' prior written notice to the Company. If the Consultant shall so terminate this Agreement, the Consultant shall be entitled to pay only to the date of such termination.

b.   (i)   The Company may terminate this Agreement upon ninety (90) days' prior written notice by the Company or for cause, as defined below, without notice to the Consultant and with pay only to the date of such termination.

(ii)   Sufficient cause for termination by the Company shall be a determination made in good faith and based upon reasonable grounds that the Consultant:

(a)   has been substantially absent from retention;

(b)   has engaged in habitual drunkenness or abusive drugs rendering the Consultant unable to carry our his duties in a responsible manner;

(c)   has embezzled funds or misapplied assets of the Company;

(d)   has committed an act with the intent to defraud or hinder the Company;

(e)   has been negligent in the performance of the duties owed by the Consultant to the Company.

(iii)   As soon as may be practicable after the termination of the Consultant by the Company for cause, the Board of Directors of the Company shall make an investigation of, and allow the Consultant an opportunity to discuss with the Board of Directors, the relevant facts with respect thereto. If the Board of Directors of the Company shall determine that the Consultant has been terminated without cause, the Consultant shall be reinstated in the position which he held prior to the termination and shall receive any compensation accrued or payable during the period of his termination. In such event, any shares of Common Stock or other accrued benefits shall be payable to the Consultant as if the Consultant had not been terminated.

(iv)   Any conduct of the Consultant that shall constitute cause for termination under the terms of subsection b (3) of this Section 6 and any breach or evasion of any of the terms of this Agreement by either party hereto will result in immediate and irreparable injury to the injured party and will authorize recourse to injunction and/or specific performance as well as to all other legal or equitable remedies to which such injured party may be entitled hereunder.

c.   Anything herein contained to the contrary notwithstanding, in the event that the Company shall discontinue operating its business for any reason including but not limited to insolvency, then this Agreement and the Consultant's retention hereunder shall terminate as of the date the Company ceases business operation. For purposes of this Agreement, the Company shall be considered to be insolvent if:

(i)   a petition under Chapters 7, 11 or 12 of the Bankruptcy Reform Act of 1978 has been filed by or against the Company and has not been dismissed within ninety (90) days after filing; or

(ii)   the Company has made an assignment for the benefit of creditors.

d.   If the Consultant shall die during the term of this Agreement, this Agreement and the Consultant's retention hereunder shall terminate immediately upon the Consultant's death, provided that the Consultant shall be entitled to his compensation hereunder to the last day of the month in which such death occurs. Settlement of the last portion of the Service Shares shall be adjusted and be determined by applying a ratio of total funding received versus the full amount of the Service Shares.

e.   (i)   Notwithstanding anything in this Agreement to the contrary, the Company is hereby given the option to terminate this Agreement and the Consultant's retention hereunder in the event that the Consultant, during the term hereof, shall become permanently disabled as defined in subsection e(ii) of this Section 6 below. The Company may exercise such option by giving written notice of termination to the Consultant at any time after the Consultant becomes permanently disabled. This Agreement and the Consultant's retention shall terminate as of the date of such notice, provided that the Consultant shall be entitled to his salary hereunder to the last day of the month in which such termination occurs.

(ii)   For purposes of this Agreement, the Consultant shall be deemed to have become permanently disabled if, because of ill health, physical or mental disability or for other causes beyond his control, he shall have been unable or unwilling or shall have failed to perform his duties hereunder on ninety per cent (90%) of the days during a period of two (2) consecutive months, irrespective of whether or not such days are consecutive.

f.   Upon termination of this Agreement for any reason, the Consultant must immediately return any and all equipment such as communications equipment, computers and related equipment, furniture, office equipment, proprietary papers, customer lists, manuals, files or other documents or copies thereof belonging to the Company or any of its affiliates. This clause must be adhered to, notwithstanding any disagreement between the Company and the Consultant.

7.   Extent of Service; Self-Dealing. The Consultant shall not during the term of this Agreement be engaged in any other business activity which conflicts with the Consultant's obligations under this Agreement. The foregoing shall not be construed as preventing the Consultant from making investments in businesses or enterprises.

The Consultant shall cooperate with, assist and furnish information upon request to the Board of Directors of the Company or of the directors or affiliates of the Company and the auditors and legal counsel for the Company or its affiliates. The provisions of this Section 7 shall survive termination of this Agreement with respect to matters arising during the period of retention of the Consultant by the Company.

8.   Disclosures of Information. The Consultant recognizes and acknowledges that he has and will have access to certain confidential information of the Company and its affiliates, including, but not limited to, technologies, specifications, intellectual property, software, lists of clients or customers, know-how and other proprietary information, that are valuable, special and unique assets and property of the Company and such affiliates. The Consultant will not, during or after the term of his retention, disclose, without the prior written consent or authorization of the Company, or authorize or permit anyone under his direction or control to disclose any of such information to any firm, person, corporation, association, enterprise or other entity, except to authorized representatives of the Company or its affiliates, for any reason or purpose whatsoever. In this regard, the Consultant agrees that such authorization or consent to disclosure may be conditioned upon the disclosure being made pursuant to a secrecy agreement, protective order, provision of statute, rule, regulation or other procedure under which the confidentiality of the information is maintained in the hands of the person to whom the information is to be disclosed. In the event a third party seeks to compel disclosure of confidential information by the Consultant by judicial or administrative process, the Consultant shall promptly notify the Company of such occurrence and furnish to the Company a copy of the demand, summons, subpoena or other process served upon the Consultant to compel such disclosure, and will permit the Company to assume, at the Company's expense but with the Consultant's cooperation, defense of the disclosure demand. In the event the Company does not contest such a third-party disclosure demand under judicial or administrative process or a final judicial order is issued compelling disclosure of confidential information by the Consultant, the Consultant shall be entitled to disclose such confidential information in compliance with the terms of such administrative or judicial process or order.

Upon termination of the Consultant's retention by the Company, the Consultant shall neither take nor retain any, equipment, proprietary papers, customer lists, manuals, files or other documents or copies thereof belonging to the Company or any of its affiliates.

The provisions of this Section 8 shall survive the termination of this Agreement. In the event of a breach or threatened breach by the Consultant of the provisions of this Section 8, the Company shall be entitled to an injunction restraining the Consultant from disclosing, in whole or in part, such confidential information. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies available to the Company for such breach or threatened breach, including the recovery of damages from the Consultant.

9.   Other Benefits. The Consultant shall be entitled to all other benefits contained in the approved Company benefit plan(s) offered to all executive officers, subject to the provisions of such plan(s). Nothing in this Section shall be construed to require the Company to maintain any particular benefit plan(s).

10.   Indemnification.

a.   The Company agrees that if the Consultant is made a party, or is threatened to be made a party, to any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter referred to as a "Proceeding"), by reason of the fact that he is or was a director, officer or consultant of the Company or is or was serving at the request of the Company as a director, officer, member, consultant or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to executive benefit plans, whether or not the basis of such Proceeding is the Consultant's alleged action in an official capacity while serving as a director, officer, member, consultant or agent, the Consultant shall be indemnified and held harmless by the Company to the fullest extent legally permitted or authorized by the Company's Articles of Incorporation or Bylaws or resolutions of the Company's Board of Directors or, if greater, by the laws of the State of Colorado, against all cost, expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, taxes or other liabilities or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Consultant in connection therewith, and such indemnification shall continue as to the Consultant even if he has ceased to be a consultant or agent of the Company or other entity, with respect to acts or omissions that occurred prior to the cessation of his retention with the Company, and shall inure to the benefit of the Consultant's heirs, executors and administrators. The Company shall advance to the Consultant all reasonable costs and expenses incurred by him in connection with a Proceeding within 20 calendar days after receipt by the Company of a written request for such advance. Such request shall include an undertaking by the Consultant to repay the amount of such advance if it shall ultimately be determined that he is not entitled to be indemnified against such costs and expenses.

b.   Neither the failure of the Company (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of any proceeding concerning payment of amounts claimed by the Consultant that indemnification of the Consultant is proper because he has met the applicable standard of conduct, nor a determination by the Company (including its Board of Directors, independent legal counsel or stockholders) that the Consultant has not met such applicable standard of conduct, shall create a presumption that the Consultant has not met the applicable standard of conduct.

11.   Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be effective upon (a) hand delivery; or (b) facsimile; or (c) email; or (d) fully prepaid express courier service, at the address or number designated below.   Notice is deemed to be delivered if delivered on a business day during normal business hours where such notice is to be received or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received).

The addresses for such communications shall be:

To the Company: **Medical International Technology, Inc.**
2281 Guenette
Montreal (Saint-Laurent), Quebec
Canada H4R 2E9
Fax: (514) 339-5750
Email: kmenassa@mitcanada.ca
Attention: Mr. Karim Menassa, President

To the Purchaser: **Groupe InterCapital, Inc.**
300 St-Sacrement, Suite 414,
Montreal, Quebec,
Canada H2Y 1X4
Fax: (514) 286-1211
Email: gic@groupintercapital.ca
Attention: Mr. Claude Gendron

Either party hereto may from time to time change its address for notices by giving at least ten (10) days' written notice of such changed address to the other party hereto.

12.   Waiver of Breach. Any waiver by the Company of a breach of any provision of this Agreement by the Consultant shall not operate or be construed as a waiver of any subsequent breach by the Consultant.

13.   Assignment. The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company.

14.   **Applicable Law.** It is the intention of the parties hereto that this Agreement and the performance hereunder and all suits and special proceedings hereunder be construed in accordance with and pursuant to the laws of the State of Colorado and that in any action, special proceeding or other proceeding that may be brought arising out of, in connection with or by reason of this Agreement, the laws of the State of Colorado shall be applicable and shall govern to the exclusion of the law of any other forum, without regard to the jurisdiction in which any action or special proceeding may be instituted.

15.   **Severability.** All agreements and covenants contained herein are severable, and in the event any of them, with the exception of those contained in Sections 1 and 4 hereof, shall be held to be invalid by any competent court, this Agreement shall be interpreted as if such invalid agreements or covenants were not contained herein.

16.   **Entire Agreement.**   This Agreement constitutes and embodies the entire understanding and agreement of the parties and supersedes and replaces all prior understandings, agreements and negotiations between the parties, provided that nothing herein shall be deemed to restrict or limit the common law duties of the Consultant to the Company.

17.   **Waiver and Modification.**   Any waiver, alteration or modification of any of the provisions of this Agreement shall be valid only if made in writing and signed by the parties hereto. Each party hereto, from time to time, may waive any of his or its rights hereunder without affecting a waiver with respect to any subsequent occurrences or transactions hereof.

18.   **Captions and Paragraph Headings.** Captions and paragraph headings used herein are for convenience only, are not a part hereof and shall not be used in construing this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the day and year first above written.

MEDICAL INTERNATIONAL TECHNOLOGY, INC.

/s/ Karim Menassa
Karim Menassa, Chairman, President, Director
Medical International Technology, Inc.

THE CONSULTANT:

/s/ Claude Gendron
Claude Gendron,
On Behalf of Group InterCapital, Inc.